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                                 EXHIBIT 99.2





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                              RECENT DEVELOPMENTS

      THE FOLLOWING TABLES CONTAIN CERTAIN INFORMATION CONCERNING THE FINANCIAL POSITION AND RESULTS OF OPERATIONS OF BERKSHIRE BANCORP AND BERKSHIRE BANK AT AND FOR THE DATES INDICATED. THE DATA PRESENTED AT MARCH 31, 2000 AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2000 AND 1999 ARE DERIVED FROM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS BUT, IN THE OPINION OF MANAGEMENT, REFLECT ALL ADJUSTMENTS NECESSARY TO PRESENT FAIRLY THE RESULTS FOR THESE INTERIM PERIODS. THESE ADJUSTMENTS CONSIST ONLY OF NORMAL RECURRING ADJUSTMENTS. THE RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2000 ARE NOT NECESSARILY INDICATIVE OF THE RESULTS OF OPERATIONS THAT MAY BE EXPECTED FOR THE YEAR ENDED DECEMBER 31, 2000. THIS INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THIS PROSPECTUS.


                                                        At             At
                                                     March 31,     December 31,
                                                       2000           1999
                                                    -----------    ------------
                                                          (In thousands)

Selected Financial Data:
   Total assets.................................      $875,453        $841,651
   Loans, net...................................       695,815         665,554
      Investment securities:
         Available for sale.....................        91,753          93,084
         Held to maturity.......................        21,444          17,014
         Federal Home Loan Bank stock...........         4,217           3,843
         Savings Bank Life Insurance stock......         2,043           2,043
   Deposits (1).................................       688,033         680,767
   Federal Home Loan Bank advances..............        86,347          58,928
   Repurchase agreements........................           870           1,120
   Total retained earnings......................        88,611          88,352
   Real estate owned............................           220             220
   Nonperforming loans..........................         2,547           2,841



                                                    AT OR FOR THE THREE MONTHS
                                                            ENDED MARCH 31,
                                                  ------------------------------
                                                        2000            1999
                                                  -------------      -----------
                                                            (IN THOUSANDS)


SELECTED OPERATING DATA:
   Total interest and dividend income...........       $15,546         $13,918
   Total interest expense.......................         7,343           6,296
                                                      --------        --------
      Net interest income.......................         8,203           7,622
   Provision for loan losses....................           810             675
                                                      ---------       --------
      Net interest income after provision
       for loan losses..........................         7,393           6,947
   Noninterest income:
      Service charges and fees..................         1,093             670
      Gain on sales and dispositions of
       securities, net..........................           232             532
      Other.....................................            53             132
                                                      --------        --------
         Total noninterest income...............         1,378           1,325
                                                      --------        --------
         Total noninterest expense..............         6,432           5,926
                                                      --------        --------
      Income before income taxes................         2,339           2,346
      Income taxes..............................           782             615
                                                      --------        --------
         Net income.............................      $  1,557        $  1,731
                                                      ========        ========





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

                                                               AT OR FOR THE
                                                               THREE MONTHS
                                                              ENDED MARCH 31,
                                                            -------------------
                                                             2000         1999
                                                            -------     -------

SELECTED OPERATING RATIOS AND OTHER DATA:
   PERFORMANCE RATIOS (2):
      Average yield on interest-earning assets............     7.69%       7.54%
      Average rate paid on interest-bearing liabilities...     4.30        4.07
      Interest rate spread (3)............................     3.39        3.47
      Net interest margin (4).............................     4.06        4.13
      Ratio of interest-bearing assets to interest-
       bearing liabilities................................   118.46      119.37
      Ratio of net interest income after provision
       for loan losses to noninterest expense.............   114.93      117.22
      Noninterest expense as a percent of average assets..     3.00        3.03
      Return on average assets (5)........................     0.73        0.89
      Return on average equity (6)........................     6.94        8.11
      Average equity to average assets....................    10.47       10.93



                                                                           AT          AT
                                                                        MARCH 31,   DECEMBER 31,
                                                                          2000         1999
                                                                       ---------    -----------


   REGULATORY CAPITAL RATIOS:
      Tier 1 capital to average assets...............................      7.96%       7.91%
      Total capital to risk-weighted assets..........................     12.56       12.90

   ASSET QUALITY RATIOS:
      Nonperforming loans as a percent of total loans (7)............      0.36        0.42
      Nonperforming assets as a percent of total assets (8)..........      0.32        0.36
      Allowance for loan losses as a percent of total loans..........      1.30        1.27
      Allowance for loan losses as a percent of nonperforming loans..    359.95      300.39
      Net loans charged-off as a percent of interest-earning loans...     l0.03        0.31

-------------------------
(1)  INCLUDES MORTGAGORS' ESCROW ACCOUNTS.
(2)  PERFORMANCE RATIOS ARE BASED ON AVERAGE DAILY BALANCES DURING THE INDICATED PERIODS AND ARE
     ANNUALIZED FOR INTERIM PERIODS.
(3)  DIFFERENCE BETWEEN WEIGHTED AVERAGE YIELD ON INTEREST-EARNING ASSETS AND WEIGHTED AVERAGE
     COST OF INTEREST-BEARING LIABILITIES.
(4)  NET INTEREST INCOME AS A PERCENTAGE OF AVERAGE INTEREST-EARNING ASSETS.
(5)  NET INCOME DIVIDED BY AVERAGE TOTAL ASSETS.
(6)  NET INCOME DIVIDED BY AVERAGE TOTAL EQUITY.
(7)  NONPERFORMING LOANS CONSIST OF NONACCRUAL LOANS.
(8)  NONPERFORMING ASSETS CONSIST OF NONACCRUAL LOANS AND REAL ESTATE OWNED.




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COMPARISON OF FINANCIAL CONDITION AT MARCH 31, 2000 AND DECEMBER 31, 1999

      Total assets increased $33.8 million, or 4.0%, from $841.7 million at December 31, 1999 to $875.5 million at March 31, 2000, primarily a result of a $30.3 million, or 4.5%, increase in net loans. The increase in loans was mainly due to a $22.7 million increase in automobile loans as Berkshire Bank began to expand its presence into eastern New York through the establishment of additional relationships with car dealers in late 1999 and early 2000 and increased originations by existing dealers. The increase in loans was also due to a $10.1 million increase in commercial loans. A $3.5 million increase in the investment securities portfolio also contributed to the growth in assets.

      Nonperforming assets decreased $294,000, or 9.6%, from $3.1 million at December 31, 1999 to $2.8 million at March 31, 2000, due primarily to a decrease in nonaccruing automobile loans. The decrease in nonaccrual loans was due to the improved financial condition of borrowers, which management attributes to the strong economy.

      Advances from the Federal Home Loan Bank of Boston increased $27.4 million, or 46.5%, from $58.9 million at December 31, 1999 to $86.3 million at March 31, 2000. Management determined to fund asset growth through additional borrowings instead of through the sale of assets or more aggressive pricing of deposits. Additionally, asset growth was funded by a $7.3 million, or 1.1%, increase in deposits from $680.8 million at December 31, 1999 to $688.0 million at March 31, 2000. This increase was primarily due to a $6.6 million, or 16.5%, increase in commercial checking accounts due to increased marketing efforts and product offerings.

      Total retained earnings were $88.6 million at March 31, 2000 compared to $88.4 million at December 31, 1999. The increase in retained earnings was due to net income of $1.6 million, offset by a decline in net accumulated unrealized gains on available for sale securities of $1.3 million. The decrease in the unrealized gains on securities occurred due to market declines in Berkshire Bank's debt securities portfolios due primarily to the rising interest rate environment. The decrease in unrealized gains on securities was also caused by a decline in the market value of the equity securities portfolio, consisting primarily of bank, financial and industrial stocks, which experienced general market declines during the first quarter of 2000.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999

      NET INCOME. Net income decreased $174,000, or 10.1%, from $1.7 million for the three months ended March 31, 1999 to $1.6 million for the three months ended March 31, 2000. The decrease was primarily attributable to a $506,000 increase in non-interest expense, and a $135,000 increase in the provision for loan losses due to loan growth, particularly automobile and commercial loans. These decreases were partially offset by a $581,000 increase in net interest income due to the growth in the loan portfolio. The efficiency ratio at March 31, 2000 was 68.8% compared to 70.3% at March 31, 1999.

      NET INTEREST INCOME. Net interest income increased $581,000, or 7.6%, to $8.2 million for the three months ended March 31, 2000 compared to $7.6 million for the three months ended March 31, 1999, primarily due to an increase in the average balance of interest earning assets due to loan growth.

      Interest and dividend income increased $1.6 million, or 11.7%, from $13.9 million for the three months ended March 31, 1999 to $15.5 million for the three months ended March 31, 2000. The yield on interest-earning assets was 7.69% and 7.54% for the three-month periods ended March 31, 2000 and



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1999, respectively. Interest income on loans increased by $1.6 million, or
12.6%, to $14.0 million for the three months ended March 31, 2000 from $12.4 million for the same period in 1999, primarily due to an $69.2 million increase in the average balance of loans, primarily automobile loans. To a lesser extent, the increase in interest income was also attributable to a 10 basis point increase in the average yield on loans from 8.10% for the three months ended March 31, 1999 to 8.20% for the three months ended March 31, 2000. Even though interest rates rose sharply in the first quarter of 2000, strong competition in Berkshire Bank's market area limited Berkshire Bank from correspondingly raising the rates charged on its loans.

      Interest expense increased $1.0 million, or 16.7%, from $6.3 million for the three months ended March 31, 1999 to $7.3 million for the three months ended March 31, 2000. The increase in interest expense was primarily due to a $36.2 million, or 107.1%, increase in average borrowings to $69.9 million for the three months ended March 31, 2000 from $33.8 million for the three months ended March 31, 1999 due to an increase in Federal Home Loan Bank borrowings which were primarily used to fund loan growth. The increase in interest expenses was also attributable to a rise in market interest rates, including a 128 basis point increase in the average rate paid on Federal Home Loan Bank borrowings from 4.50% to 5.78%. Also contributing to the increase in interest expense was an increase in the average balance of interest bearing deposits to $611.5 million for the first quarter of 2000 from $576.0 million for the previous year's quarter due to increased deposit inflows resulting from increased promotional activity and more aggressive deposit pricing which began in late 1999 and continued through the first quarter of 2000. A 9 basis point increase in the average rate paid on interest-bearing deposit accounts for the three months ended March 31, 2000 to 4.13% from 4.04% for the three months ended March 31, 1999 also contributed to the increase in interest expense.

      PROVISION FOR LOAN LOSSES. The provision for loan losses increased $135,000, or 20.0%, for the three months ended March 31, 2000 to $810,000 from $675,000 to reflect the growth in the loan portfolio and, in particular, the increase in the average balance of commercial and automobile loans, which generally bear a greater degree of risk than one- to four-family mortgage loans or loans secured by real estate, and due to management's consideration of the growth of such loans as a percentage of the total loan portfolio. As of March 31, 2000, commercial loans and consumer loans, excluding home equity loans, totaled $355.3 million or 50.4% of total loans as compared to $227.9 million and 36.2% as of March 31, 1999. Management determined to increase the provision notwithstanding the fact that nonperforming loans decreased in the first quarter of 2000 compared to the first quarter of 1999. At March 31, 2000 and 1999, the allowance for loan losses was $9.2 million and $7.8 million, respectively, which represented 359.95% of nonperforming loans and 1.30% of total loans at March 31, 2000 compared to 261.52% of nonperforming loans and 1.23% of total loans at March 31, 1999. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998" and "BUSINESS OF BERKSHIRE BANK--LENDING ACTIVITIES--ALLOWANCE FOR LOAN LOSSES" in the Prospectus.

      NONINTEREST INCOME. Non-interest income totaled $1.4 million for the three months ended March 31, 2000 and $1.3 million for the three months ended March 31, 1999, an increase of $53,000, or 4.0%, due primarily to a $423,000, or 63.1%, increase in service fees and charges to $1.1 million for the three months ended March 31, 2000 from $670,000 for the three months ended March 31, 1999. This increase was primarily due to a $170,000 increase in loan servicing fees due to a higher volume of loans being serviced, primarily automobile loans, and a $165,000 increase in trust fees, due to an increase in trust department assets. Also contributing to the increase in noninterest income was a $20,000 increase in ATM fees and a $15,000 increase in checking account fees due to increased volume. Offsetting these

                                      4

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increases was a $291,000, or 55.6%, decrease in gains on the sale of securities from $523,000 for the three months ended March 31, 1999 to $232,000 for the three months ended March 31, 2000.

      NONINTEREST EXPENSE. Noninterest expense increased $506,000, or 8.5%, to $6.4 million for the three months ended March 31, 2000, compared to $5.9 million for the three months ended March 31, 1999. The increase was primarily due to a $259,000, or 8.2%, increase in salaries and benefits from $3.2 million for the three months ended March 31, 1999 to $3.4 million for the three months ended March 31, 2000 due to normal salary increases. Also contributing to the increase in noninterest expense was $156,000 in costs associated with repossession and related liquidation costs, $70,000 in occupancy and equipment expenses, $65,000 in office supplies and $48,000 in costs associated with the establishment of the new insurance agency. These costs were offset by decreases of $130,000 in data processing costs and $37,000 in marketing expenses.

      INCOME TAXES. Income taxes for the three months ended March 31, 2000 were $782,000, an increase of $167,000, or 27.2%, from $615,000 for the three months ended March 31, 1999. The effective tax rates for the three months ended March 31, 2000 and the three months ended March 31, 1999 were 33.4% and 26.2%, respectively. The lower effective tax rate for 1999 was attributable to state tax loss carryforwards and a larger deduction in 1999 in connection with the establishment of Greater Berkshire Foundation, Inc. in 1997. In connection with Berkshire Bank's application for rehabilitating a historic firehouse in Pittsfield, Massachusetts, it booked tax credits in 1999. These tax credits will not be available in 2000.